UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING



Commission File Number: 000-31136
Cusip Number:  823243X106




(Check One)

          [_] Form  10-K  [X] Form  10-KSB  [_] Form 20-F [_] Form 11-K
          [_] Form  10-Q  [_] Form  10-QSB  [_] Form N-SAR

For Period Ended:   December 31, 2004


                           [_] Transition Report on Form 10-K
                           [_] Transition Report on Form 20-F
                           [_] Transition Report on Form 11-K
                           [_] Transition Report on Form 10-Q
                           [_] Transition Report on Form N-SAR

For the Transition Period Ended:

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NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
VERIFIED ANY INFORMATION CONTAINED HEREIN.



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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:



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





                        PART 1 -- REGISTRANT INFORMATION

                           CYBER DEFENSE SYSTEMS, INC.
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                             Full Name of Registrant

                                       N/A
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                            Former Name if Applicable

                     10901 Roosevelt Boulevard, Suite 100-D
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            Address of Principal Executive Office (Street and Number)

                          St. Petersburg, Florida 33716
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                            City, State and Zip Code


                       PART II -- RULES 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K, or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[_] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                              PART III -- NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     Management is in the process of finalizing the operating results for the year. The information can not be assembled, analyzed and consolidated without unreasonable effort and expense to the Registrant. The Form 10-KSB will be filed as soon as practicable and within the 15 day extension period.

                          PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

     William C. Robinson          (504)                 722-7402
   -----------------------      --------------      -----------------------
             (Name)              (Area Code)          (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no, identify report(s).

    [X] Yes     [_] No


(3) Is it anticipated that any significant change in results or operations from the corresponding period for the last fiscal quarter will be reflected by the earnings statements to be included in the subject report or portion thereof.

    [X] Yes     [_] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if separate, state the reasons why a reasonable estimate of the results cannot be made.

     As set forth in a Form 8-K/A filed on February 22, 2005, by Cyber Defense, Inc. ("Cyber Defense" or the "Registrant"), the Successor Registrant to E-City-Software, Inc. ("E-City"), which was merged into Cyber Defense on September 1, 2004. In addition, as was also set forth in that same Form 8-K/A, in a related transaction, an entity known as On Alert Systems, Inc. ("On Alert") was merged into Cyber Defense.

     Because of these two mergers, the historical financial statements of the successor Registrant are those of On Alert for the year ended December 31, 2003, and for the year ended December 31, 2004, include On Alert as a merged entity, Cyber Aerospace, Inc., a subsidiary, from its date of inception in March 2004; and E-City from September 1, 2004, as a merged entity.

     Net loss for the year ended December 31, 2003, was $ 476,605, and preliminary results of operations for the year ended December 31, 2004, reflect net losses of approximately $ 100,000. The decrease in loss in fiscal 2004 is primarily due to revenues of approximately $3,500,000 generated the Cyber Aerospace subsidiary in 2004 whereas there were no revenues in the fiscal 2003 period. Total expenses, including cost of goods sold in fiscal 2004 were approximately $3,600,000 as compared to administrative expenses in fiscal 2003 of $372,000. Results of operations for the year ended December 31, 2004, are subject to further review and adjustment.


                           CYBER DEFENSE SYSTEMS, INC.
                              --------------------
                  (Name of Registrant as Specified in Charter)


has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


March 31, 2005                  By: /s/William C. Robinson
                                --------------------------------
                              Name: William C. Robinson
                             Title: CEO and Director